[3D SYSTEMS CORPORATION LOGO]

                                  NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
CONTACT:
Jeff Krinks, Public Relations Manager
(661) 295-5600 ext. 2910
krinksj@3dsystems.com

Trudy Self, Self & Associates
(818) 880-5437
tmself@aol.com


                     3D SYSTEMS COMPLETES ACQUISITION OF DTM

        VALENCIA, Calif., Aug. 24 2001 -- 3D Systems Corp. (Nasdaq: TDSC) today announced that the subsequent offering period of its tender offer by its wholly owned subsidiary Tiger Deals Inc. to purchase all of the outstanding shares of common stock of DTM Corporation (Nasdaq: DTMC) expired Thursday, Aug. 23, at midnight Eastern time.

        Following the expiration, the results of the shares tendered in the initial and subsequent offering periods totaled 6,953,830, representing approximately 97.5% of the outstanding shares of DTM common stock.

        3D Systems has accepted for purchase and payment all of the shares that were validly tendered in the subsequent offering period of the tender offer.

        Following the expiration of the subsequent offering period, 3D Systems merged DTM into Tiger Deals in order to acquire all the shares of DTM common stock that remained outstanding. As a result of the merger, these shares of DTM common stock were converted into the right to receive $5.80 per share.



                                     -more-

3D Systems Completes Acquisition of DTM
2-2-2

ABOUT 3D SYSTEMS

        3D Systems provides solid imaging products and services that substantially reduce the time and cost required to design, test and manufacture products. The company's systems utilize patented technologies that create physical objects from digital input.

        3D Systems currently offers the ThermoJet(R) office printer and SLA(R) industrial systems, which include proprietary software and materials. Product pricing in the U.S. begins at $49,995 for the company's entry-level printer and extends up to $799,000 for its feature-rich industrial SLA 7000 system. The company also licenses the 3D Keltool(R) process, a complementary application that produces injection molding and die casting inserts from SLA system master patterns. In February 2001, 3D Systems announced it acquired OptoForm, a French company that has developed direct composite manufacturing systems that use paste materials. In August, the company announced it signed a letter of intent to acquire Rapid Prototyping Chemicals (RPC) Ltd. of Marly, Switzerland.

        Based in Valencia, Calif., 3D Systems was founded in 1986 and is recognized as a world technology leader in solid imaging. For additional information, visit the company's website at www.3dsystems.com or phone 888/337-9786, ext. 789. For an investor packet, call the company's shareholder communications service at 800/757-1799.

ABOUT DTM CORPORATION

        DTM develops, manufactures and markets advanced rapid prototyping and manufacturing systems, including the Sinterstation 2500plus and Vanguard systems. A growing number of manufacturers and service bureaus worldwide use these systems to rapidly create 3-D prototypes, parts, molds, tooling and casting patterns.


                                     -more-

3D Systems Completes Acquisition of DTM
3-3-3

        All Sinterstation SLS(R) systems utilize a process called selective laser sintering to create 3-D objects from computer-aided design (CAD) data. The Sinterstation product line creates the part in a matter of hours using a CO2 laser to fuse together layers of powdered plastic, metal or ceramic powders. The results are durable 3-D parts produced in a fraction of the time it would typically take using other traditional methods.

        Among the companies currently using Sinterstation systems are manufacturers such as BMW, Boeing, Pitney Bowes, Rockwell International, Volvo Penta and others. In addition, numerous service bureaus throughout the world include Sinterstation systems in their offerings to companies with only an occasional need for rapidly produced functional prototypes and parts. Parts and prototypes made on Sinterstation systems also are used in non-industrial settings, such as science and medicine. For more information on DTM's systems, customers and applications, visit the company's website at www.dtm-corp.com.

Note to editors: ThermoJet, SLA, Keltool and the 3D logo are registered trademarks of 3D Systems. Sinterstation and SLS are registered trademarks, and DuraForm and Vanguard are trademarks, of DTM Corporation.

Certain statements in this news release may include forward-looking statements which express the expectation, prediction, belief or projection of 3D Systems. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of 3D Systems or DTM to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect each company's prospects in general include, but are not limited to: the negotiation and execution of definitive documents to acquire RPC, the efficient integration of DTM into the business of 3D Systems; the extent to which the companies are able to develop new products and markets for their products; and such other factors as are described in 3D Systems' filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended Dec. 31, 2000, its quarterly reports on Form 10-Q for the quarters ended March 30 and June 30, 2001, and its current reports on Form 8-K filed on April 6 and April 10, 2001.

                                       ###